Exhibit (a)(6)


10 May 1999







GN Great Nordic to acquire ReSound Corporation


GN Great Nordic will make a tender offer to acquire all outstanding shares of the US company ReSound Corporation at a cash price of USD 8 per share (closing price on Friday 7 May 1999 USD 6.5625), corresponding to a total price of approx. USD 180 million (approx. DKK 1,250 million). ReSound is a leading manufacturer of hearing aids with production facilities in the USA and Europe, and sales companies in 14 countries in North America, Europe and Asia.

Today, GN Great Nordic has signed a Merger Agreement with ReSound Corporation. The intention is to combine ReSound Corporation with GN Danavox, and the surviving company will be named GN ReSound and will become one of the largest manufacturers of hearing aids and audiological measuring equipment in the world with a strong presence in all major markets and a turnover of about DKK
1.5 billion.

GN Great Nordic's offer to ReSound Corporation shareholders follows a due diligence investigation of the company and negotiations with the company's Board and Management. The Board of Directors of ReSound has recommended that their shareholders accept the GN Great Nordic offer. The tender offer to ReSound shareholders will be effective until approximately mid-June 1999, unless the offer period is extended. The offer is made on the condition that GN Great Nordic acquires at least 90% of the shares and that the U.S. antitrust authorities approve the acquisition.

The acquisition of ReSound Corporation will be GN Great Nordic's largest acquisition ever. The acquisition is part of GN Great Nordic's goal that Group companies take leading positions and achieve the highest profit margins in their respective sectors. An acquisition of ReSound Corporation will be a considerable step forward in achieving these goals and also strengthen GN Danavox in North America, which is ReSound's core market. It will also be possible to integrate the companies' technology, as GN Danavox and ReSound since 1996 have been partners in a strategic alliance on the development of a second generation digital hearing aid platform.


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ReSound Corporation was founded in 1984 and obtained a NASDAQ listing in New
York in 1993. Company Head Office is in Redwood City (California), with subsidiaries and sales offices in Canada, Germany, Austria, France, Switzerland, the UK, Sweden, the Netherlands, Ireland, Australia, New Zealand, Japan and Hong Kong. The company has approximately 1,000 employees.

In 1998, ReSound Corporation reported turnover of USD 123.4 million (approx. DKK 827 million). The past two years, earnings have been affected by sizeable restructuring costs and significant product development costs, however, ReSound Corporation has implemented and is in the process of completing the restructuring and the company's accounts for the first quarter of 1999 show turnover of USD 34.2 million and profit of USD 1.6 million. At the end of the first quarter 1999, ReSound's equity was USD 20.8 million.

GN Great Nordic estimates that ReSound Corporation has significant growth potential and that considerable synergies will be realized both within production and sales. It has been decided that the merged company's head offices will be located in Redwood City (California). Following a transition period, Jesper Mailind, GN Danavox' President & CEO, will take over the position as President & CEO in GN ReSound from Russell D. Hays, ReSound's President & CEO.

The Board of Directors of GN Great Nordic has for some time evaluated when to change into presenting the Annual Accounts according to IAS (International Accounting Standards). It has now been decided that the 1999 Annual Accounts will be presented according to IAS.


For further details, please contact:



Jorgen Lindegaard                         Jorn Kildegaard
President & CEO                           Executive Vice President
GN Great Nordic                           GN Great Nordic
Tel: (+45) 72 111 888                     Tel: (+45) 72 111 820